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                             May 6, 2022

       Justin Bickle
       Director
       NAC Aviation 29 Designated Activity Company
       Gardens International
       Henry Street, Limerick
       V94 4D83, Ireland

                                                        Re: NAC Aviation 29
Designated Activity Company
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed April 25,
2022
                                                            File No. 022-29102

       Dear Mr. Bickle:

             We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

       Form T-3 filed April 25, 2022

       General

   1. Please have each guarantor/obligor identified on the cover page file an application on
                                                        Form T-3 and confirm
that each such guarantor/obligor has provided the information required by the form.
For guidance, refer to Section 303(12) of the Trust Indenture Act of
                                                        1939 and Question
201.03 of the Trust Indenture Act of 1939 Compliance and Disclosure
                                                        Interpretations.
 Justin Bickle
FirstName  LastNameJustin  Bickle
NAC Aviation   29 Designated Activity Company
Comapany
May  6, 2022NameNAC Aviation 29 Designated Activity Company
May 6,
Page  2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 if you
have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Joshua N. Korff